Exhibit 99.1

Baidu Announces Third Quarter 2012 Results

BEIJING, Oct. 29, 2012 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 20121.

Third Quarter 2012 Highlights

•	Total revenues in the third quarter of 2012 were RMB6.251 billion ($994.6 million), a 49.7% increase from the corresponding period in 2011.

•	Operating profit in the third quarter of 2012 was RMB3.297 billion ($524.6 million), a 48.1% increase from the corresponding period in 2011.

•

Net income attributable to Baidu in the third quarter of 2012 was RMB3.008 billion ($478.6 million), a 59.8% increase from the corresponding period in 2011. Diluted earnings attributable to Baidu per ADS for the third quarter of 2012 were RMB8.59 ($1.37); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2012 were RMB8.76 ($1.39).

“We are pleased to report a solid performance for the third quarter driven by encouraging customer growth and improvements to our monetization platform,” said Robin Li, chairman and chief executive officer of Baidu.

“During the quarter, we worked to improve user experience by more closely integrating Baidu’s suite of market-leading vertical products with Web search,” continued Mr. Li. “Mobile and cloud represent our vision for the future of China’s Internet, and Baidu will continue to proactively drive the development of this crucial ecosystem. We stand ready to meet the challenges and capture the opportunities the PC-to-mobile transition presents.”

Jennifer Li, Baidu’s chief financial officer, commented, “In the third quarter, we saw solid profitability as we continued our strategy of investing in key areas of future growth, particularly mobile and cloud. In the quarters ahead, we will look to accelerate the pace of investment to achieve long-term, sustainable growth.”

[1]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2848 to US$1.00, the effective noon buying rate as of September 28, 2012 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Third Quarter 2012 Results

Baidu reported total revenues of RMB6.251 billion ($994.6 million) for the third quarter of 2012, representing a 49.7% increase from the corresponding period in 2011.

Online marketing revenues for the third quarter of 2012 were RMB6.246 billion ($993.8 million), representing a 49.6% increase from the corresponding period in 2011. Baidu had approximately 390,000 active online marketing customers in the third quarter of 2012, representing a 28.3% increase from the corresponding period in 2011 and a 10.8% increase from the second quarter of 2012. Revenue per online marketing customer for the third quarter was approximately RMB16,000 ($2,546), a 16.8% increase from the corresponding period in 2011 and a 3.2% increase compared to the second quarter of 2012.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB538.2 million ($85.6 million), representing 8.6% of total revenues, as compared to 8.0% in the corresponding period in 2011 and 8.3% in the second quarter of 2012.

Bandwidth costs as a component of cost of revenues were RMB266.9 million ($42.5 million), representing 4.3% of total revenues, compared to 4.0% in the corresponding period in 2011. Depreciation costs as a component of cost of revenues were RMB279.9 million ($44.5 million), representing 4.5% of total revenues, compared to 4.2% in the corresponding period in 2011. These increases were mainly due to an increase in network infrastructure capacity.

Selling, general and administrative expenses were RMB642.8 million ($102.3 million), representing an increase of 39.7% from the corresponding period in 2011, primarily due to an increase in marketing- and personnel-related expenses.

Research and development expenses were RMB614.5 million ($97.8 million), a 60.6% increase from the corresponding period in 2011. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB56.7 million ($9.0 million) in the third quarter of 2012, compared to RMB39.4 million in the corresponding period in 2011 and RMB53.9 million in the second quarter of 2012.

Operating profit was RMB3.297 billion ($524.6 million), representing a 48.1% increase from the corresponding period in 2011. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB3.354 billion ($533.6 million), a 48.0% increase from the corresponding period in 2011.

Income tax expense was RMB467.7 million ($74.4 million), compared to an income tax expense of RMB317.6 million in the corresponding period in 2011. The effective tax rate for the third quarter of 2012 was 13.5% as compared to 14.5% for the corresponding period in 2011 and 7.9% in the second quarter of 2012.

Net income attributable to Baidu was RMB3.008 billion ($478.6 million), representing a 59.8% increase from the corresponding period in 2011. Basic and diluted earnings per ADS for the third quarter of 2012 amounted to RMB8.60 ($1.37) and RMB8.59 ($1.37), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB3.064 billion ($487.6 million), a 59.5% increase from the corresponding period in 2011. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2012 amounted to RMB8.76 ($1.39) and RMB8.76 ($1.39), respectively.

As of September 30, 2012, the Company had cash, cash equivalents and short-term investments of RMB21.287 billion ($3.387 billion). Net operating cash inflow for the third quarter of 2012 was RMB3.779 billion ($601.3 million). Capital expenditures for the third quarter of 2012 were RMB504.3 million ($80.2 million).

Adjusted EBITDA (non-GAAP), defined as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB3.724 billion ($592.5 million) for the third quarter of 2012, representing a 48.4% increase from the corresponding period in 2011.

Outlook for Fourth Quarter 2012

Baidu currently expects to generate total revenues in an amount ranging from RMB6.155 billion ($979.3 million) to RMB6.345 billion ($1.010 billion) for the fourth quarter of 2012, representing a 37.6% to 41.8% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM today, October 29, 2012 U.S. Eastern Time (8:00 AM on October 30, 2012 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381

US:	+1-718-354-1231

UK:	+44-20-3059-8139

Hong Kong:	+852-2475-0994

Passcode for all regions:	39526117

A replay of the conference call may be accessed by phone at the following number until November 5, 2012:

International:	+61-2-8235-5000

Passcode:	39526117

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the fourth quarter 2012 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel: +86-10-5992-7244

Email: ir@baidu.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Patricia Graue

Brunswick Group

Tel: +1-415-671-7676

Email: baidu@brunswickgroup.com

Baidu, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(In RMB thousands except for share, per share (or ADS) information)	September 30, 2012	September 30, 2011	June 30, 2012
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	6,246,009	4,173,869	5,451,555
Other services	4,711	1,596	4,677

Total revenues	6,250,720	4,175,465	5,456,232

Operating costs and expenses:
Cost of revenues (note 1, 2)	(1,696,512)	(1,106,218)	(1,508,168)
Selling, general and administrative (note 2)	(642,788)	(460,212)	(587,626)
Research and development (note 2)	(614,541)	(382,706)	(545,549)

Total operating costs and expenses	(2,953,841)	(1,949,136)	(2,641,343)

Operating profit	3,296,879	2,226,329	2,814,889

Other income:
Interest income, net	204,328	97,938	177,800
Foreign exchange gain (loss), net	(2,359)	(2,343)	864
Loss from equity method investments	(69,312)	(156,175)	(57,331)
Other income (loss), net	29,656	27,457	47,581

Total other income	162,313	(33,123)	168,914

Income before income taxes	3,459,192	2,193,206	2,983,803

Income taxes	(467,699)	(317,568)	(235,355)

Net income	2,991,493	1,875,638	2,748,448

Less: Net loss attributable to noncontrolling interests	(16,208)	(5,993)	(21,422)
Net income attributable to Baidu, Inc.	3,007,701	1,881,631	2,769,870

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	86.02	53.92	78.70
Net income attributable to Baidu, Inc.-Diluted	85.94	53.81	78.59

Earnings per ADS (1 Class A ordinary share equals 10 ADSs):
Net income attributable to Baidu, Inc.-Basic	8.60	5.39	7.87
Net income attributable to Baidu, Inc.-Diluted	8.59	5.38	7.86

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	34,946,375	34,898,813	34,931,905
Diluted	34,979,732	34,967,620	34,982,601

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(427,146)	(302,855)	(392,544)
Traffic acquisition costs	(538,192)	(334,120)	(453,687)
Bandwidth costs	(266,871)	(165,710)	(242,592)
Depreciation costs	(279,873)	(176,906)	(251,087)
Operational costs	(182,027)	(124,829)	(165,765)
Share-based compensation expenses	(2,403)	(1,798)	(2,493)

Total cost of revenues	(1,696,512)	(1,106,218)	(1,508,168)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(2,403)	(1,798)	(2,493)
Selling, general and administrative	(18,294)	(12,718)	(17,800)
Research and development	(36,023)	(24,845)	(33,571)

Total share-based compensation expenses	(56,720)	(39,361)	(53,864)

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	September 30 2012	December 31 2011
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	2,574,160	4,127,482
Restricted cash	422,068	483,387
Short-term investments	18,713,157	10,051,578
Accounts receivable, net	995,789	599,558
Due from related parties	232,503	149,728
Deferred tax assets, net	191,774	121,411
Other assets, current	238,375	315,012

Total current assets	23,367,826	15,848,156

Non-current assets:
Fixed assets, net	3,729,489	2,744,241
Intangible assets, net	899,437	928,511
Goodwill	2,418,283	2,419,542
Long-term investments, net	1,093,557	734,360
Due from related parties	606,996	100,000
Deferred tax assets, net	52,144	52,125
Other assets, non-current	525,648	513,606

Total non-current assets	9,325,554	7,492,385

Total assets	32,693,380	23,340,541

LIABILITIES AND EQUITY
Less net loss attributable to noncontrolling interests
Short-term loans	—	125,878
Accounts payable and accrued liabilities	3,144,258	2,545,445
Customer advances and deposits	1,913,759	1,573,967
Deferred revenue	38,982	62,705
Deferred income	43,920	34,779
Due to related parties	40,851	—
Long-term loans, current portion	2,281,618	46,000
Capital lease obligation	37,030	17,773

Total current liabilities	7,500,418	4,406,547

Non-current liabilities:
Deferred income	223,516	19,942
Long-term loans	25,000	2,277,925
Due to related parties	447,934	148,873
Deferred tax liabilities	220,301	131,629
Capital lease obligation	52,800	30,112

Total non-current liabilities	969,551	2,608,481

Total liabilities	8,469,969	7,015,028

Redeemable noncontrolling interests	945,066	935,978

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,111,117 shares and 27,155,937 shares issued and outstanding as at December 31, 2011 and September 30, 2012	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,803,000 shares and 7,803,000 shares issued and outstanding as at December 31, 2011 and September 30, 2012	3	3
Additional paid-in capital	2,014,057	1,771,770
Retained earnings	21,242,737	13,604,334
Accumulated other comprehensive loss	(74,880)	(84,403)

Total Baidu, Inc. shareholders’ equity	23,181,929	15,291,716
Noncontrolling interests	96,416	97,819
Total equity	23,278,345	15,389,535

Total liabilities and equity	32,693,380	23,340,541

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2011			Three months ended June 30, 2012			Three months ended September 30, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	2,226,329	39,361	2,265,690	2,814,889	53,864	2,868,753	3,296,879	56,720	3,353,599

	Three months ended September 30, 2011			Three months ended June 30, 2012			Three months ended September 30, 2012
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	1,881,631	39,361	1,920,992	2,769,870	53,864	2,823,734	3,007,701	56,720	3,064,421

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	September 30, 2011	total revenues	June 30, 2012	total revenues	September 30, 2012	total revenues
Net cash provided by operating activities	1,761,126	42%	3,040,234	56%	3,779,180	61%

Changes in assets and liabilities, net of effects of acquisitions	397,373	10%	100,205	2%	(360,530)	-6%
Income taxes expenses	317,568	7%	235,355	4%	467,699	8%
Interest income and other, net	33,123	1%	(168,914)	-3%	(162,313)	-3%

Adjusted EBITDA	2,509,190	60%	3,206,880	59%	3,724,036	60%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.